Exhibit 99.52

Intermap Wins Phase Two of Prime Contract with the U.S. Air Force

Phase two revenue is 5x the size of phase one

The U.S. Department of Defense leverages Intermap’s commercial R&D

Operating in GPS-denied environments is mission critical

Utilizing Intermap’s proprietary data and technology to achieve assured positioning, navigation, and timing for air, ground, space, near-space and airborne systems without GPS

DENVER, Aug. 19, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced it won a second phase in its prime contract with the U.S. Air Force to support its development of navigation solutions for GPS-denied environments. This program highlights another example of the U.S. Department of Defense (DOD) leveraging Intermap’s commercial research and development.

Intermap is a pioneer and leads the industry in collecting, building and utilizing global-scale and highly precise, raw data, sourced from across the electromagnetic spectrum and extended to gridded or meshed 3D elevation models. Intermap is the only company with a global archive of precise, multi-frequency, multi-look SAR that is collected in slant-range and co- registered in real-time with proprietary, complex algorithms. The Air Force will leverage this unique capability and extensive archive, which is the world’s largest, to advance its next generation of positioning, navigation and timing (PNT) systems. Further to the announcement on December 20, 2021, under this prime contract, Intermap will provide relevant data, operational experience, applied technology, low-latency collection and processing capabilities, engineering and scientific support.

Phase two of this prime contract is 5x the revenue of phase one. Intermap is developing plans now for a future phase that will be materially larger than phase two and may lead to graduating these mission-critical capabilities to a program of record, such as Advanced Battlefield Management Systems (ABMS). Further to the announcement on September 29, 2022, Intermap is a team member on ABMS.

“As recent experience deploying Western weapons platforms in large-scale battlefield environments confirms, adversary electronic warfare capabilities increasingly interfere with GPS, challenging dynamic maneuver, communications, navigation, ISR, missile early warning and tracking superiority,” said Patrick A. Blott, Intermap Chairman and CEO. “In these GPS-denied environments, battlefield performance of terrestrial, airborne and space platforms require precise PNT to enable multidomain operations. Intermap is working on this problem by leveraging several technological capabilities under multiple announced DOD and commercial contracts for GPS-denied environments, including with the U.S. Air Force, NASA Artemis III, and an undisclosed commercial satellite communications company.”

On July 10, 2024, at a change of command ceremony at the National Museum of the United States Air Force in Dayton, Ohio, the incoming and outgoing commanders of the Air Force Research Laboratory (AFRL) spoke about the group’s objectives. “I believe the mission of AFRL has never been more critical,” said Brig. Gen. Jason E. Bartolomei, Commander, Air Force Research Laboratory, Air Force Materiel Command, Wright-Patterson Air Force Base, Ohio, and the Technology Executive Officer supporting the U.S. Air Force and U.S. Space Force. “The future of the fight depends on our innovations, technical wizardry, and our role to support and integrate within the air and space domains. Like the past, our success depends on the brilliant, patriotic, hardworking, faithful men and women from all ranks and all walks of life banding together to deliver game- changing technology.”

“AFRL is trying to build that affordable, competitive, continuous pipeline of technologies that we can then put into programs of record and field,” said General Duke Z. Richardson, AFRL’s previous Commander.

Learn more about Intermap’s contract vehicles at intermap.com/contract-vehicles.

Communications Security

Certain proprietary data, technical information, software and scientific approaches provided by Intermap under the contract represent critical technology as defined by the DOD and is released by Intermap on the condition it will not be released to another nation and will be used for military purposes only with specific authority from the DOD in compliance with Intermap’s end user license agreement. The technology is restricted for DOD use only as Controlled Unclassified Information (CUI) whose export is restricted by the Arms Export Control Act (Title 22), Export Administration Act (Title 50), DODI 5520 Safeguarding Controlled Unclassified Information, International Traffic in Arms Regulation (ITAR), under which unauthorized disclosure is subject to sever criminal penalties. Intermap is subject to Communications Security (COMSEC) review.

Intermap Reader Advisory

This material is based upon work supported by the Air Force Research Laboratory under Contract No. FA865124CB011. Any opinions, findings, and conclusions or recommendations expressed in this material are those of the author(s) and do not necessarily reflect the views of the Air Force Research Laboratory.

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment.

By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266